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                             April 11, 2024

       Houqi Zhang
       Chief Executive Officer
       Autozi Internet Technology (Global) Ltd.
       Block A, Building No. 16
       Yonyou Software Park, No. 68 Beiqing Road
       Haidian District, Beijing, China

                                                        Re: Autozi Internet
Technology (Global) Ltd.
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed March 21,
2024
                                                            File No. 333-273166

       Dear Houqi Zhang:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 18, 2023 letter.

       Amendment No. 3 to Registration Statement on Form F-1 filed March 21,
2024

       Prospectus Summary
       Permissions and Approvals for our Business Operation and Securities Offering, page 6

   1. We note your response to prior comment 1. Where you discuss permissions and approvals that have not been
obtained, revise to clearly state that certain of your PRC subsidiaries have failed to make
information filings through the National Automotive Circulation
                                                        Information Management
System. In this regard, we note that you have added a cross-
                                                        reference to the
related risk factor on page 77 without restoring prominent disclosure of the failure to file.
 Houqi Zhang
FirstName   LastNameHouqi   Zhang Ltd.
Autozi Internet Technology (Global)
Comapany
April       NameAutozi Internet Technology (Global) Ltd.
       11, 2024
April 211, 2024 Page 2
Page
FirstName LastName
Risk Factors
Risks Relating to Our Business and Industry
Our PRC subsidiary, Autozi Internet Technology Co., Ltd...historically entered into..., page 48

2. Please provide further detail on any other outstanding equity financing agreements pursuant to which investors may seek to exercise redemption rights due to the company's failure to timely complete a qualified public offering. For example, while we note that the financing agreements with Shenzhen Jinfeng and Hunan Tianhuan have resulted in legal proceedings and are addressed, please discuss how many additional financing agreements contain redemption rights for which the company may be held responsible, as well as the aggregate redemption price amount potentially payable by the company. Notes to Combined and Consolidated Financial Statements
3. Restatement, page F-10

3. Please state whether pursuant to the company's indemnity agreement covering directors and officers the company is liable for any amounts associated with the redemption obligation borne by Mr. Houqi Zhang referred to in this note. We note in note 16 you accrued a liability regarding another apparent similar lawsuit by a third party concerning redemption rights related to Mr. Zhang.


       Please contact Keira Nakada at 202-551-3659 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Yang Ge, Esq.